TEXAS-NEW MEXICO POWER COMPANY				Exhibit 12.3
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

		Year Ended December 31,
	Nine Months Ending
	September 30, 2009	2008	2007	2006	2005	2004
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt (including interest capitalized)	$ 15,159	$ 12,427	$ 22,394	$ 25,728	$ 25,727	$ 25,855
Amortization of debt premium, discount and expenses	2,658	1,504	1,925	1,695	2,111	2,522
Other interest (including interest capitalized)	3,207	5,434	1,129	1,646	179	442
Estimated interest factor of lease rental charges	374	571	844	367	377	279

Total Fixed Charges	$ 21,398	$ 19,936	$ 26,292	$ 29,436	$ 28,394	$ 29,098

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes	$ 15,604	$ 2,335	$ 29,055	$ 17,905	$ 25,183	$ 66,117
Fixed charges as above	21,398	19,936	26,292	29,436	28,394	29,098
Interest capitalized	(1,013)	(1,025)	(332)	(209)	(200)	(370)

Earnings Available for Fixed Charges	$ 35,989	$ 21,246	$ 55,015	$ 47,132	$ 53,377	$ 94,845

Ratio of Earnings to Fixed Charges	1.68	1.07	2.09	1.60	1.88	3.26